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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                         Granite State Bankshares, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)

                                   387472-10-3
               --------------------------------------------------
                                 (CUSIP number)

                                Paul A. Perrault
                 Chairman, Chief Executive Officer and President
                             Chittenden Corporation
                              Two Burlington Square
                            Burlington, VT 05402-0820
                                 (802) 658-4000
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   (Name, address and telephone number of person authorized to receive notices and communications)

                                November 7, 2002
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes included hereto).

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

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  CUSIP NO. 387472-10-3                 13D                 Page 2 of 6 Pages
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Chittenden Corporation

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*
           WC, OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Vermont

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     NUMBER OF               7.       SOLE VOTING POWER
      SHARES                          907,276
   BENEFICIALLY
     OWNED BY                ---------------------------------------------------
       EACH
    REPORTING                8.       SHARED VOTING POWER
     PERSON                           0
      WITH
                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER
                                      0

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER
                                      0

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           907,276

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               |_|

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.5%

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14.        TYPE OF REPORTING PERSON*
           HC, CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 387472-10-3                   13D                 Page 3 of 6 Pages
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ITEM 1.  Security and Issuer.

     The securities to which this statement relates are the common stock, par value $1.00 per share (the "Company Common Stock"), of Granite State Bankshares, Inc., a New Hampshire corporation (the "Company"). The principal executive offices of the Company are located at 122 West Street, Keene, New Hampshire 03431.

ITEM 2.  Identity and Background.

     (a) - (c) Chittenden Corporation, a Vermont corporation ("Chittenden" or the "Reporting Person"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Chittenden offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company and Ocean National Bank. Chittenden Bank also operates under the name Mortgage Service Center, and it owns Chittenden Insurance Group, and Chittenden Securities, Inc.

     Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Chittenden which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.

     (d) - (e) During the last five (5) years, neither Chittenden nor, to Chittenden's knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Chittenden nor, to Chittenden' knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Except as otherwise stated therein, each of the persons listed in
Exhibit 99.1 is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     On November 7, 2002, Chittenden and each of Philip M. Hamblet, Joseph S. Hart, David J. Houston, James L. Koontz, Peter C. Read, Charles W. Smith, James
C. Wirths, III, E. Story Wright, William C. Henson, Charles B. Paquette, and William G. Pike (collectively, the "Shareholders") entered into a Shareholders Agreement (the "Shareholders Agreement") as an inducement for Chittenden to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. Chittenden has not paid additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Shareholders Agreement.

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CUSIP NO. 387472-10-3                   13D                 Page 4 of 6 Pages
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     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.  Purpose of Transactions.

     (a) - (b) On November 7, 2002, the Company and Chittenden entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company will be merged with and into Chittenden, with Chittenden being the surviving corporation of such merger (the "Merger"). As a result of the Merger, each outstanding share of Company Common Stock issued and outstanding immediately prior to the effective time (other than Treasury Stock and any Dissenting Shares) shall become and be converted into either: (i) $46.00 in cash (the "Cash Consideration"); (ii) 1.64 shares of Chittenden Common Stock (the "Stock Consideration"), or (iii) a combination of Cash Consideration and Stock Consideration. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Company's shareholders, and the receipt of Federal and state banking regulatory approvals.

     Chittenden entered into the Shareholders Agreement in connection with the Merger Agreement. Pursuant to the Shareholders Agreement, each of the Shareholders agreed to vote, and has granted to Chittenden an irrevocable proxy and power of attorney to vote, his or her shares of Company Common Stock owned as of November 7, 2002 or acquired thereafter: (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal other than the Merger. The term "Acquisition Proposal" is defined as any offer or proposal for, or any indication of interest in (i) a merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving the Company or any of its Subsidiaries, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Company or all or substantially all of the assets or deposits of any of the Subsidiaries of the Company, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of securities representing 10% or more of the voting power of the Company or the Subsidiaries of the Company, or (iv) any substantially similar transaction. The Shareholders Agreement also provides that each Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of such Shareholder's shares of Common Stock owned as of November 7, 2002 or acquired thereafter until after the special meeting of the Company's shareholders and that each Shareholder will not exercise any stock options to purchase Company Common Stock except for stock options that are subject to an exercise period that expires prior to the effective time or in accordance with the Merger Agreement.

     The purpose of the transactions contemplated by the Shareholders Agreement is to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) Upon the consummation of the Merger, the directors of Chittenden immediately prior to the effective time of the merger plus the person appointed or elected as a director

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CUSIP NO. 387472-10-3                   13D                 Page 5 of 6 Pages
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pursuant to the Merger Agreement immediately after the effective time of the
Merger will be the directors of Chittenden, the surviving corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Chittenden, the surviving corporation. Upon consummation of the Merger, the officers of the Surviving Corporation immediately prior to the effective time of the Merger will be the initial officers of Chittenden, the surviving corporation, until their respective successors are duly appointed.

     (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

     (f)  Not applicable.

     (g) At the effective time of the Merger , the articles of incorporation of Chittenden, as in effect immediately prior to the effective time, shall be the articles of incorporation of the surviving corporation until amended in accordance with applicable law. The bylaws of Chittenden, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation at the effective time.

     (h) - (i) If the Merger is consummated as planned, the Company Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq.

     (j) Other than described above, Chittenden currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     References to, and descriptions of, the Merger, the Merger Agreement and the Shareholders Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholders Agreement respectively, included as Exhibits 99.2 and 99.3, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.  Interest in Securities of the Issuer.

     (a) and (b) Prior to November 7, 2002, Chittenden was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the Shareholders Agreement, Chittenden may be deemed to have acquired sole voting power (for the purposes described in the Shareholders Agreement) with respect to, and beneficial ownership of, the shares of Common Stock beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Shareholders Agreement, the Shareholders subject to the Shareholders Agreement beneficially own 589,325 shares of Common Stock, including 317,951 shares of Common Stock subject to options exercisable within 60 days of November 7, 2002. The total number of shares of Common Stock that Chittenden may be deemed to beneficially own is 907,276 shares constituting approximately 16.5% of the total issued and outstanding shares of Common Stock (based on 5,519,869 shares, the number of shares outstanding as of November 7, 2002 as represented by the Company in the Merger Agreement).

     (c) The information set forth in Item 4 above is incorporated herein by reference.

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CUSIP NO. 387472-10-3                   13D                 Page 6 of 6 Pages
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     (d)  To Chittenden's knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Company Common Stock owned by such Shareholder and reported by this statement.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

     The following documents are filed as Exhibits to this statement.

    Exhibit No.          Description
    -----------          -----------
      *99.1        -     Directors and Executive Officers of Chittenden
                         Corporation

       99.2        -     Agreement and Plan of Merger, dated as of November 7,
                         2002, by and between Chittenden and Granite
                         (incorporated by reference to Exhibit 99.1 of Chittenden's Current Report on Form 8-K filed
                         November 8, 2002).

       99.3        -     Shareholders Agreement, dated as of November 7, 2002,
                         by and between Chittenden and certain directors and officers of Granite (incorporated by referenced to Exhibit 99.2 of Chittenden's Current Report on Form 8-K filed November 8, 2002).

*        Filed herewith

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                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             Chittenden Corporation

Date:  November 15, 2002                     By: /s/ F. Sheldon Prentice
                                                 -------------------------------
                                                 F. Sheldon Prentice
                                                 Senior Vice President,
                                                 General Counsel and
                                                 Corporate Secretary